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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                                   -----------

                               (AMENDMENT NO. 1) (1)

                                SANOFI-SYNTHELABO
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                                (NAME OF ISSUER)

    SHARES, NOMINAL VALUE 2 EURO                    80105N 10 5  (2)
----------------------------------           ----------------------------------
   (TITLE OF CLASS OF SECURITIES)                   (CUSIP NUMBER)

                                DECEMBER 31, 2003
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ]  RULE 13D-1(B)
[ ]  RULE 13D-1(C)
[X]  RULE 13D-1(D)

                                   ----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(2) This CUSIP number applies to the Issuer's American Depositary Shares, each representing one-half of one ordinary share.



                          Continued on Following Pages
                                     Page 1

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

------------------------------------ --------------------------------------------            --------------------------------------
CUSIP No.                            80105N 10 5                                     13G                                 Page 2
------------------------------------ --------------------------------------------            --------------------------------------

----------------------------- --------------------------------------------------- -------------------------------------------------
             1                NAME OF REPORTING PERSONS:                          L'OREAL


                              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                              (ENTITIES ONLY):                                    00-0000000
----------------------------- ----------------------------------------------------------------------------------------------------
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                    (A) [X]
                                                                                                                    (B) [_]
----------------------------- -----------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------- --------------------------------------------------- -------------------------------------------------
             4                CITIZENSHIP OR PLACE OF ORGANIZATION:               FRANCE

------------------------------------ ------ ------------------------------------------------ --------------------------------------
             NUMBER OF                 5    SOLE VOTING POWER:                                 0
              SHARES
                                     ------ ------------------------------------------------ --------------------------------------
           BENEFICIALLY                6    SHARED VOTING POWER:                               143,041,202; SHARES CARRY DOUBLE
             OWNED BY                                                                          VOTING RIGHTS (SEE ITEM 4)

                                     ------ ------------------------------------------------ --------------------------------------
               EACH                    7    SOLE DISPOSITIVE POWER:                            0
             REPORTING
                                     ------ ------------------------------------------------ --------------------------------------
            PERSON WITH                8    SHARED DISPOSITIVE POWER:                          143,041,202 (SEE ITEM 4)

----------------------------- -------------------------------------------------------------- --------------------------------------
             9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:    143,041,202 (SEE ITEM 4)

----------------------------- ----------------------------------------------------------------------------------------------------
             10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
                                                                                                        [X] SEE ITEM 4 AND EXHIBIT
                                                                                                         A ATTACHED HERETO

----------------------------- ----------------------------------------------------------------------------------------------------
             11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
                              19.5% (BASED ON THE NUMBER OF SHARES REPORTED BY
                              THE ISSUER AS BEING OUTSTANDING AS OF DECEMBER 31, 2003);
                              PERCENT OF VOTING RIGHTS, 27.9% (BASED ON THE
                              NUMBER OF VOTING RIGHTS REPORTED BY THE
                              ISSUER AS BEING OUTSTANDING AS OF MAY 19, 2003)
----------------------------- --------------------------------------------------- -------------------------------------------------
             12               TYPE OF REPORTING PERSON:                           CO
----------------------------- --------------------------------------------------- -------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.    NAME OF ISSUER AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

           (a) and (b) This Statement on Schedule 13G (the "Schedule 13G") relates to the ordinary shares, nominal value 2 euro (the "Ordinary Shares"), of Sanofi-Synthelabo, a company incorporated under the laws of France (the "Issuer"). According to the Issuer's Form 20-F filed on June 23, 2003, the address of the principal executive offices of the Issuer is 174, avenue de France, 75013 Paris, France.


ITEM 2.    NAME OF PERSON FILING, ET AL

           (a) Name of Person Filing: L'Oreal. As discussed in Items 4 and 8 below, L'Oreal and Total S.A. are members of a group. L'Oreal is making an individual filing on Schedule 13G in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934 and is responsible solely for the information contained in its individual filing.

           (b) Address of Principal Business Office or, if None, Residence: 41, rue Martre, 92117 Clichy, France

           (c) Citizenship: France

           (d) Title of Class of Securities: Ordinary Shares, nominal value 2 euro

           (e) CUSIP number: 80105N 10 5

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
           (C), CHECK WHETHER THE PERSON FILING IS:

           (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

           (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

           (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

           (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

           (e) [ ]  An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

           (f) [ ] An Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

           (h) [ ] A Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

           (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;


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
           (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

           Not applicable.

ITEM 4.    OWNERSHIP

(a) - (c) The response of the Reporting Person to Items 5 through 11 of the Cover Sheet which relates to the beneficial ownership of the Ordinary Shares of the Issuer, is incorporated herein by reference.

On April 9, 1999, L'Oreal entered into a shareholders' agreement with Elf Aquitaine (which L'Oreal has been advised is now a subsidiary of Total S.A.) with respect to the parties' shareholdings in the Issuer. As disclosed in the Issuer's Form 20-F filed on June 25, 2002, the parties have agreed in the shareholders' agreement not to sell any of the shares covered by the shareholders' agreement, except in certain limited circumstances, such as the commencement of a tender offer for the Issuer's shares. Presently, the 19.43% of the Issuer's share capital held by each of the Total Group and L'Oreal are subject to a number of restrictions under the shareholders' agreement, in particular regarding share transfers, while shares held in excess of this percentage by either group are subject to certain more limited restrictions. The shareholders' agreement also contains provisions relating to the composition of the Issuer's board of directors and cooperation among the parties' respective appointees to the Issuer's board of directors. The parties amended the shareholders' agreement on November 24, 2003, providing, inter alia, for the termination of the shareholders' agreement effective December 2, 2004. As from December 2, 2004, Total and L'Oreal will cease to be members of a Group in respect of the Issuer's shares. On January 25, 2004, Total and L'Oreal entered into a Protocol of Agreement, whereby the parties waived certain rights to effect the procedures set forth in Annex 2 to the shareholders' agreement in connection with certain proposed offers made by the Issuer for the shares of Aventis.

The shareholders' agreement, included as Exhibit 2.2 to the Issuer's Form 20-F for the fiscal year ended December 31, 2002 (File Number 001-31368), and the amendment thereto included as Exhibit 10.2 and the protocol included as Exhibit 10.3, in each case to the Issuer's Form F-4 filed January 29, 2004 (File Number 333-112314) are incorporated by reference as Exhibit B hereto. L'Oreal disclaims beneficial ownership of any shares of the Issuer that Total owns. See also Item 8 of this Schedule 13G and Exhibit A thereto.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of Securities, check the following |_|.

           Not applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Not applicable.


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
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           See Exhibit A attached hereto.


ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

           Not applicable.

ITEM 10.   CERTIFICATION

           (a) Not applicable.

           (b) Not applicable.


             [The remainder of this page intentionally left blank.]



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
                                    SIGNATURE

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:      February 13, 2004

                                            L'OREAL

                                            By:   /s/ Yannick Chalme
                                                 ------------------------------
                                            Name:   Yannick Chalme
                                            Title:  General Counsel





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
                                  SCHEDULE 13G
                                    EXHIBIT A

            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP


As discussed in Item 4 of the Schedule 13G to which this Exhibit A is attached, L'Oreal is a member of a group with Total S.A. by virtue of a shareholders agreement also described in Item 4. L'Oreal has been advised that Total is separately reporting its ownership of the Issuer's shares on a Schedule 13G, and that its ownership is as follows:

     Sole Voting Power:             0

     Shared Voting Power:           178,476,513 ( WITH DOUBLE VOTING RIGHTS)

     Sole Dispositive Power:        0

     Shared Dispositive Power:      178,476,513

     Percent of Class represented
     by above amounts:              24.35%; PERCENT OF VOTING RIGHTS, 34.8%




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
                                  SCHEDULE 13G
                                    EXHIBIT B

                       DOCUMENTS INCORPORATED BY REFERENCE


Shareholders' Agreement between Elf Aquitaine, Valorisation et Gestion Financiere and L'Oreal, dated April 9, 1999 (incorporated herein by reference to Exhibit 2.2 to the Issuer's Registration Statement on Form 20-F, dated June 25, 2002, SEC File No. 001-31368) (in English translation for information purposes only)

Amendment to Shareholders' Agreement between Total S.A., Elf Aquitaine, Valorisation et Gestion Financiere and L'Oreal, dated November 24, 2003 (incorporated herein by reference to Exhibit 10.2 to the Issuer's Form F-4 filed January 29, 2004, SEC File Number 333-112314) (in English translation for information purposes only)

Protocol of Agreement between Total S.A., Elf Aquitaine, Valorisation et Gestion Financiere and L'Oreal, dated January 25, 2004 (incorporated herein by reference to Exhibit 10.3 to the Issuer's Form F-4 filed January 29, 2004, SEC File Number 333-112314) (in English translation for information purposes only)


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